UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SCWorx Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78396V 109
(CUSIP Number)

February 5, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒  Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78396V 109	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Riverside Merchant Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

513,185 shares of Common Stock

179,581 shares of Common Stock issuable upon exercise of Warrants (See Item 4)(1)

328,947 shares of Common Stock issuable upon conversion of Convertible Preferred Stock (See Item 4)(1)

6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER

513,185 shares of Common Stock

179,581 shares of Common Stock issuable upon exercise of Warrants (See Item 4)(1)

328,947 shares of Common Stock issuable upon conversion of Convertible Preferred Stock (See Item 4)(1)

8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,185 shares of Common Stock

179,581 shares of Common Stock issuable upon exercise of Warrants (See Item 4) (1)

328,947 shares of Common Stock issuable upon conversion of Convertible Preferred Stock (See Item 4)(1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% (See Item 4)(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, the Warrants and the Convertible Preferred Stock (as such terms are defined in Item 4) are each subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of shares of common stock of the issuer, par value $0.001 per share (the “Common Stock”) that would be issuable upon full exercise of the Warrants and full conversion of the Convertible Preferred Stock and do not give effect to the 4.99% blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (5), (7) and (9).

CUSIP No. 78396V 109	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer SCWorx Corp.

(b)	Address of Issuer’s Principal Executive Offices 590 Madison Ave., New York, NY 10022

Item 2.

(a)	Name of Person Filing Riverside Merchant Partners LLC

(b)	Address of the Principal Office or, if none, residence 1581 Franklin Ave., Garden City, NY 11530

(c)	Citizenship New York limited liability company

(d)	Title of Class of Securities Common Stock, $0.001 par value per share

(e)	CUSIP Number 78396V 109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable (this Schedule is being filed pursuant to Rule 13d-1(c)).

Item 4.  Ownership.

(a)	Amount beneficially owned: 513,185 shares of Common Stock, 179,581 shares of Common Stock issuable upon exercise of certain warrants (the “Warrants”) and 328,947 shares of Common Stock issuable upon conversion of certain shares of convertible preferred stock (the “Convertible Preferred Stock”). An investment committee established by Riverside Merchant Partners LLC is empowered to make all investment and voting decisions on behalf of Riverside Merchant Partners LLC. None of the members of the investment committee is deemed a beneficial owner of the Issuer’s securities held by Riverside Merchant Partners LLC, based on the so-called “rule of three,” which holds that, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s portfolio securities.
(b)	Percent of class: 7.8% as disclosed to the Reporting Person by the Issuer separately.

CUSIP No. 78396V 109	13G	Page 4 of 4 Pages

(c)	Number of shares as to which the Reporting Person has:
a.	Sole power to vote or to direct the vote: 513,185 shares of Common Stock, 179,581 shares of Common Stock issuable upon exercise of the Warrants and 328,947 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock
b.	Shared power to vote or to direct the vote: 0
c.	Sole power to dispose or direct the disposition of: 513,185 shares of Common Stock, 179,581 shares of Common Stock issuable upon exercise of the Warrants and 328,947 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock
d.	Shared power to dispose or direct the disposition: 0

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(c) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2019

RIVERSIDE MERCHANT PARTNERS LLC

By:	/s/ Matthew Kern
Matthew Kern, Chief Financial Officer